4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE TO PRESENT AT BIO CEO & INVESTOR CONFERENCE

WINNIPEG, Manitoba – (February 9, 2006) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced that it will be presenting at the upcoming BIO CEO & Investor Conference. BIO CEO will be held on February 14th & 15th, 2006 at the Waldorf Astoria Hotel in New York City.

Medicure’s President & CEO, Albert D. Friesen PhD, has been invited to participate and present in a Diabetes Focus Session panel titled “New Hope for Diabetes Patients”. The Focus Session will be held Tuesday, February 14, 2006 at 4:00PM Eastern in the East Foyer room. The panel, consisting of leading biotechnology and pharmaceutical executives, will discuss clinical and therapeutic developments in the area of diabetes. Dr. Friesen will focus on Medicure’s novel combination product MC-4232 and its role in treating the multiple risk factors in patients with diabetes.

Dr. Friesen will also be delivering a corporate presentation on Wednesday, February 15, 2006 at 3:30PM Eastern in the Park Avenue Suite Center/North room. The presentation will be webcast live and archived on the Medicure website at www.medicure.com.

The 8th Annual BIO CEO & Investor Conference will provide a forum where senior biotechnology executives, institutional investors, industry analysts, venture capitalists, investment bankers and other industry experts will have the opportunity to shape the future investment landscape of the biotechnology industry. Hosted by the Biotechnology Industry Organization (BIO), the largest industry organization focused exclusively on biotechnology, the BIO CEO & Investor Conference will feature issue-oriented plenary sessions, educational sessions focused on hot technologies, therapeutics and key business issues, company presentations, one-on-one meetings, and networking opportunities.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 – advancing to Phase III development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com